UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 19)

SEASPAN CORPORATION

(Name of Issuer)

Class A common shares, $.01 par value per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Way P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	The Kyle Roy Washington 1999 Trust II c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	The Kevin Lee Washington 1999 Trust II c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington Seaspan Corporation 2600-200 Granville St. Vancouver, BC Canada V6C 1S4 (604) 638-2575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-7639

Fax: (206) 370-6040

October 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 37,175,339 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,175,339 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,175,339 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.49%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the Class A Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the Class A Common Shares beneficially owned by Deep Water, the Dennis Washington Trust and Dennis R. Washington.
**	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014.

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 37,175,339 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,175,339 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,175,339 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.49%**
14.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.
**	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014.

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 37,175,339 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,175,339 A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,175,339 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.49%**
14.	Type of Reporting Person IN

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Dennis Washington Trust”), may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.
**	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014.

1.	Name of Reporting Person The Kyle Roy Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,638,338 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,638,338 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,638,338 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.80%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 1999 Irrevocable Trust II (the “Kyle Washington 1999 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 1999 Trust. The Kyle Washington 1999 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014.

1.	Name of Reporting Person The Kevin Lee Washington 1999 Trust II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,904,949 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,904,949 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,904,949 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.11%**
14.	Type of Reporting Person OO

*	As the trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kevin Washington Trust. The Kevin Washington Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014.

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,553,593 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,553,593 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,553,593 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.61%**
14.	Type of Reporting Person OO

*	As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.
**	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014.

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 12,096,880 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,096,880 Class A Common Shares*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,096,880 Class A Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.53%**
14.	Type of Reporting Person CO

*	In its capacity as trustee of The Kyle Roy Washington 1999 Trust II (The “Kyle Washington 1999 Trust”), Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 1999 Trust. In its capacity as trustee of The Kevin Lee Washington 1999 Trust II (the “Kevin Washington Trust”), Copper Lion has voting and investment power with respect to the Class A Common Shares held by the Kevin Washington Trust. In its capacity as trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion has voting and investment power with respect to the Class A Common Shares held by the Kyle Washington 2005 Trust.
**	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014.

1.	Name of Reporting Person Kyle R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America (See Item 2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,010 Class A Common Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,010 Class A Common Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,010 Class A Common Shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%*
14.	Type of Reporting Person IN

*	Based on 96,581,051 Class A Common Shares outstanding as of October 31, 2014 as confirmed by the Issuer on November 3, 2014. Although Kyle R. Washington holds less than 5% of shares of the Issuer (as defined in the Explanatory Statement of this report), Kyle R. Washington joins this Schedule 13D as a reporting person in light of the history of dealings between the Reporting Persons (defined below) and the disclosure regarding possible group status in Item 5 of Amendment 12 to this Schedule 13D.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Shares held by Kyle R. Washington, and Kyle R. Washington disclaims beneficial ownership of the shares held by the other Reporting Persons.

EXPLANATORY STATEMENT

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) relates to Class A Common Shares, par value $0.01 per share (the “Common Shares”) of Seaspan Corporation, a corporation organized and existing under the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 19 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kyle Roy Washington 1999 Trust II, The Kevin Lee Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, Copper Lion, Inc., and Mr. Kyle R. Washington.

This Amendment No. 19 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, August 23, 2012, January 8, 2013, and February 7, 2014 (the “ Schedule 13D”). This Amendment No. 19 reflects an increase in the total number of Common Shares beneficially owned by the Reporting Persons.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 19, the Schedule 13D remains unmodified.

This Amendment No. 19 includes: (i) certain Common Shares issued pursuant to the Issuer’s Dividend Reinvestment Plan in 2014, and (ii) certain Common Shares issued as “Fleet Growth Shares” pursuant to the Share Purchase Agreement among the Issuer and certain shareholder signatories thereto, dated as of January 27, 2012 (the “SMSL Transaction”) as well as pursuant to a Letter Agreement entered into in connection with the SMSL Transaction.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 3.

The additional Common Shares disclosed in this Amendment No. 19 were issued: (i) pursuant to the Issuer’s Dividend Reinvestment Plan in 2014, and (ii) as Fleet Growth Shares pursuant to the SMSL Transaction.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

The Reporting Persons have acquired additional Common Shares (i) pursuant to the Issuer’s Dividend Reinvestment Plan in 2014, and (ii) as Fleet Growth Shares pursuant to the SMSL Transaction.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in the Issuer’s Common Shares during the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

10.1	Joint Filing Agreement, dated January 4, 2013, between Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kyle Roy Washington 1999 Trust II, the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, The Kevin Lee Washington 1999 Trust II, Copper Lion, Inc., and Mr. Kyle R. Washington, which was filed as Exhibit 10.2 to Amendment No. 17 to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2014	DEEP WATER HOLDINGS, LLC (1)
/s/ Lawrence R. Simkins Lawrence R. Simkins, Manager

Dated: November 7, 2014	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST CREATED UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS (1)
/s/ Dennis R. Washington Dennis R. Washington, Trustee

Dated: November 7, 2014	DENNIS R. WASHINGTON (1)
/s/ Dennis R. Washington Dennis R. Washington

Dated: November 7, 2014	THE KYLE ROY WASHINGTON 1999 TRUST II (1)
/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: November 7, 2014	THE KEVIN LEE WASHINGTON 1999 TRUST II (1)
/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: November 7, 2014	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)
/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: November 7, 2014	COPPER LION, INC. (1)
/s/ Christopher Hawks Christopher Hawks, President, Copper Lion, Inc.

Dated: November 7, 2014	KYLE R. WASHINGTON (1)
/s/ Kyle R. Washington Kyle R. Washington

(1)	This amendment is being filed jointly by Deep Water Holdings, LLC, The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements, Mr. Dennis R. Washington, The Kevin Lee Washington 1999 Trust II, Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements, The Kyle Roy Washington 1999 Trust II, Copper Lion, Inc. and Mr. Kyle R. Washington, pursuant to the Joint Filing Agreement dated January 4, 2013 and included as Exhibit 10.2 to Amendment No. 17 to this Schedule 13D.

Schedule A

Purchase Transactions of Common Shares

By the named Reporting Person during the last 60 days

Name of Reporting Person	Date	Transaction	Number of Shares	Price per Share
The Kyle Roy Washington 1999 Trust II	October 30, 2014	Acquisition	84,266	Dividend Reinvestment Plan

The Kevin Lee Washington 1999 Trust II	October 30, 2014	Acquisition	99,108	Dividend Reinvestment Plan

Deep Water Holdings, LLC	October 30, 2014	Acquisition	646,570	Dividend Reinvestment Plan

Kyle Roy Washington 2005 Irrevocable Trust Created Under Agreement Dated July 15, 2005	October 30, 2014	Acquisition	27,021	Dividend Reinvestment Plan

Kyle R. Washington		NONE